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MAR 09 2020

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAPITOL SECURITIES MANAGEMENT, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CONCOURSE BLVD, SUITE 101
(No. and Street)

GLEN ALLEN	**VA**	**23059**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LIA GOFF **804-612-9700**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DB

OATH OR AFFIRMATION

I, LIA GOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CAPITOL SECURITIES MANAGEMENT, INC., as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Public Notary

Lauren E. Sharpe
NOTARY PUBLIC
REG. #7854979
MY COMMISSION EXPIRES 12/31/2023
COMMONWEALTH OF VIRGINIA

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019

And

Report of Independent Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Capitol Securities Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capitol Securities Management, Inc.'s management. Our responsibility is to express an opinion on Capitol Securities Management, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capitol Securities Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Capitol Securities Management, Inc.'s auditor since 2019.

Maitland, Florida

March 5, 2020

CAPITOL SECURITIES MANAGEMENT, INC.

TABLE OF CONTENTS

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS		
Current Assets:		
Cash and cash equivalents	$	1,385,478
Receivable from broker-dealers and clearing organization		458,142
Notes receivable - advisors		80,783
Total current assets		1,924,403
Non-Current Assets:		
Property and equipment, net		237,625
ROU Assets		2,771,211
Notes receivable - advisors, net of current portion		321,083
Prepaids		109,957
Other assets		282,009
Deposit with clearing organizations		100,054
Total non-current assets		3,821,939
Total assets	$	5,746,342
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$	54,909
Accrued expenses		1,449,605
Deferred rent		14,062
Total current liabilities		1,518,576
Non-Current Liabilities:		
Lease Liability		2,805,168
Deferred rent, net of current portion		28,123
Total non-current liabilities		2,833,291
Total liabilities		4,351,867
Stockholder's Equity		
Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		1,053,400
Retained earnings		340,975
Total stockholder's equity		1,394,475
Total liabilities and stockholder's equity	$	5,746,342

Note 1—Organization and nature of business

Organization - Capitol Securities Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole shareholder of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also an investment advisor registered under the Investment Advisors Act of 1940.

Note 2—Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statement. Management believes that the estimates used in preparing the financial statement are reasonable and prudent. Significant estimates include the outcome of pending litigation (see Note 11). Actual results could differ from the estimates included in the financial statement.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable is comprised of receivables from broker-dealers. These are collected in a short period of time, and based on past experience, management has determined that an allowance for doubtful accounts is not necessary.

Notes receivable- advisors - Notes receivable consists of advances to certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and equipment - Property and equipment is recorded at cost. Depreciation is computed on the straight line basis over their estimated useful lives, which range from five to seven years. Major renewals and betterments, which extend the useful life of the asset are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of operations. Leasehold improvements are amortized over the lesser of the economic life of the improvement, or the term of the lease.

Revenue from Contracts with Customers – Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019 all amounts were immaterial.

Securities transactions and expense recognition – Commission expense is recorded by the Company on a trade date basis, as securities transactions occur.

Advertising - Advertising costs are expensed as incurred by the Company.

Income taxes - The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2019.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized bases on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU

asset is subsequently measured throughout the lease term at the amount of the re measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Fair Value Measurements – The carrying amounts of total current assets and total liabilities approximates fair value, because of the short term nature of these instruments. The contractual interest rates, if any, associated with these assets or liabilities are considered to be at market rates.

Deposits with Clearing Organizations – Deposits with clearing organization consists of cash which has been placed with the Company's clearing organization in the normal course of business. At December 31, 2018, the Company had $100,075 in cash on deposit with the Company's clearing organization.

Note 3—Off balance sheet risk and concentration of credit risk

Off balance sheet risk - The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers.

The Company currently has a clearing agreement with Raymond James & Associates ("RJ") to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with RJ, in accordance with the terms of its clearing agreement.

The clearing broker-dealer carries all of the accounts of the customers of the Company, and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions, due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers. Customer transactions are executed promptly by the clearing-broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk - The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage of $250,000 for all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2019, the Company had net capital of $363,001 as defined under Rule 15c3-1, which exceeded the requirements by $260,436. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 4.24 to 1.

Note 5—Retirement plan

The Company provides a 401(k) savings plan, which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan.

Note 6—Property and equipment

Property and equipment at December 31, 2019 consists of the following:

Computer equipment	$ 153,940
Furniture and fixtures	317,213
Leasehold improvements	266,697
	737,850
Less accumulated depreciation	(500,225)
Net property and equipment	$ 237,625
ROU Assets	$ 2,771,211

Note 7—Operating leases

The Company has obligations as a lessee for office space at twelve locations. The Company classified these leases as operating leases. Lease terms expire over the next one to eight years and contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments

due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported on the balance sheet at December 31, 2019 are as follows:

Operating Leases		
Operating Lease ROU Assets	$	2,771,211
Operating Lease Liabilities		2,805,168

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,		
2020	$	1,107,664
2021		1,028,542
2022		701,140
2023		148,263
2024		149,603
Thereafter		537,165
	$	3,672,377

Note 8—Notes receivable - advisors

As described in Note 2, the Company has seven outstanding notes with advisors. The agreements' payment terms specify that the borrowers will make monthly payments over various time periods as detailed in each individual note. These payments are to be withheld from the related party's monthly pay. These notes are non-interest bearing; management has determined imputed interest to be immaterial.

Note 9—Income taxes

The provision for federal and state income taxes, for the year ended December 31, 2018 is as follows:

Current income tax expense		
Federal	$	-
State		-
Provision for Income taxes	$	-

Deferred income tax benefit		
Federal	$	117,000
State		35,000
		152,000
Income tax benefit	$	152,000

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as part of the income taxes payable recorded on the statement of financial condition as an income tax liability of $60,000. The Company has not recorded deferred income taxes, as such amounts were deemed to be immaterial to this financial statement.

The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits in progress. The Company remains subject to examinations federal and various state authorities for years ending after December 31, 2015.

Note 10—Related Parties

The Company received a capital contribution of $650,000 from the Parent, and made distributions of $1,097,500 to the Parent for the year ending December 31, 2018.

Note 11—Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. The Company's exposure to any actual losses is limited to the amount of its insurance policy deductible, which in general is $100,000 per occurrence, less any amounts the Company seeks to recover from its registered representatives, if applicable. At December 31, 2019 the company accrued $110,000 to settle a claim with The Commonweath of Virginia.

Note 12—Line of Credit

The Company has a line of credit of $750,000 with its financial institution at a variable interest rate. There were no funds utilized in 2019 and there was no balance as of December 31, 2019.

Note 13—Subsequent Events

Management has evaluated subsequent events through March 5, 2020, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.